DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 6141
matthew.telford@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG



File No. 82-4939

SUPPL

March 21, 2005

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



05006690

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant disclosure related to the agreements of the Shareholders Meeting held on the 18th of March

which was furnished to the *Comisión Nacional del Mercado de Valores* (CNMV) on March 18, 2005.

If you have any questions, please do not hesitate to contact me at 212- 450-6141. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Matthew Telford
Legal Assistant

PROCESSED
MAR 24 2005
THOMSON
FINANCIAL

Attachments

By Hand Delivery

(NY) 07945/001/12G05/03.10.sec.doc

In accordance with the provisions of article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

SIGNIFICANT DISCLOSURE

1. On this day, this Company's Annual Shareholders' Meeting approved, among others, the following resolutions:

   - Approval of the financial statements and management report of Grupo Ferrovial, S.A. and its consolidated group for 2004.

   - Application of 2004 income and the distribution of a dividend of 0.82 euro per share, which, net of the interim dividend already paid, involves the payment of 0.57 euro per share payable from 13 May 2005.

   - Approval of the conduct of business by the Board of Directors in 2004.

   - Re-appointment of the directors Santiago Bergareche Busquet, Jaime Carvajal Urquijo, Joaquín Ayuso García, Fernando del Pino y Calvo Sotelo and Gabriele Burgio.

   - Approval of a system of remuneration for members of the Board of Directors with executive functions and senior executives, consisting of the payment of part of the variable remuneration in the form of shares of the Company, capped at 12,000 euro per person. Full information about this system was disclosed on 4 February 2005, number 55384.

The terms of the resolutions approved by the General Meeting on each point of the agenda coincide with the proposed resolutions submitted to the Comisión Nacional del Mercado de Valores on 25 February 2005, number 55798.

2. The Board of Directors meeting held on this date re-appointed Joaquín Ayuso García as Chief Executive Officer and renewed the appointment of Santiago Bergareche Busquet, Jaime Carvajal Urquijo, Fernando del Pino y Calvo-Sotelo and Joaquín Ayuso García as members of the Executive Committee.

3. Additionally, in compliance with article 115 of the Securities Market Law, as amended by Law 26/2003, dated 17 July (which amended the Securities Market Law and the Corporations Law in order to enhance the transparency of listed companies), the Shareholders' Meeting was informed of the amendment to the Board of Directors Regulation of Grupo Ferrovial S.A. approved by the Board on 28 May 2004, which was notified to the Comisión Nacional del Mercado de Valores on 2 June 2004 and registered with the Madrid Mercantile Register on 21 July 2004. The purpose of the amendment was to unify all corporate governance powers in the Audit and Control Committee, except for the powers referring specifically to appointments or remuneration, and the Committee was assigned powers over the internal application of the governance regulations, in addition to its pre-existing functions of overseeing compliance and proposing improvements.

Madrid, 18 March 2005

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.